UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
	For the fiscal year ended	December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
	For the transition period from	to
Commission file number		1-6887

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Bank of Hawaii Retirement Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Bank of Hawaii Corporation
130 Merchant Street
Honolulu, Hawaii 96813

REQUIRED INFORMATION

Listed below are the financial statements and exhibits filed as part of the annual report.

A.	Financial Statements

	1.	Report of Independent Registered Public Accounting Firm
	2.	Statements of Net Assets Available for Benefits as of December 31, 2022 and 2021
	3.	Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2022 and 2021
	4.	Notes to Financial Statements
	5.	Schedule of Assets (Held at End of Year)

B.	Exhibits
	23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bank of Hawaii Retirement Savings Plan
(Name of Plan)

Date:	June 28, 2023	/s/ PETER S. HO
Peter S. Ho
Chairman of the Board, Chief Executive Officer, and President of Bank of Hawaii Corporation

/s/ DEAN Y. SHIGEMURA
Dean Y. Shigemura
Vice Chair and Chief Financial Officer and Bank of Hawaii Corporation

/s/ JEANNE M. DRESSEL
Jeanne M. Dressel
Senior Vice President, Controller and Principal Accounting Officer of Bank of Hawaii Corporation

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE Bank of Hawaii Retirement Savings Plan Years Ended December 31, 2022 and 2021 With Report of Independent Registered Public Accounting Firm

Bank of Hawaii Retirement Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2022 and 2021

*All other financial schedules required by section 2520.103-10 of the U.S. Department of Labor's Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of

Bank of Hawaii Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Bank of Hawaii Retirement Savings Plan (the Plan) as of December 31, 2022 and 2021, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2022 and 2021, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule Required by ERISA

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2022 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since at least 1993, but we are unable to determine the specific year.

Honolulu, Hawaii

June 28, 2023

Bank of Hawaii Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2022	2021
	(In Thousands)
Assets
Investments, at fair value	$671,435	$789,591
Receivables:
Employer contributions	2,639	6,606
Notes receivable from participants	5,381	5,112
Total receivables	8,020	11,718
Net assets available for benefits	$679,455	$801,309

See accompanying notes to financial statements.

Bank of Hawaii Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2022	2021
	(In Thousands)
Additions
Investment income:
Interest and dividend income	$26,123	$39,127
Net (depreciation) appreciation in fair value of investments	(147,489)	60,126
Total investment (loss) income	(121,366)	99,253
Interest income on notes receivable from participants	252	246
Contributions:
Participants	16,177	15,005
Employer	8,402	12,135
Participant rollovers	588	1,309
Total contributions	25,167	28,449
Deductions
Benefit payments	(25,355)	(41,622)
Administrative expenses	(552)	(587)
Total deductions	(25,907)	(42,209)
Net (decrease) increase	(121,854)	85,739
Net assets available for benefits:
Net assets available for benefits at beginning of year	801,309	715,570
Net assets available for benefits at end of year	$679,455	$801,309

See accompanying notes to financial statements.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements

December 31, 2022 and 2021

1. Description of the Plan

The following description of the Bank of Hawaii Retirement Savings Plan (the “Plan”) provides only general information about the Plan’s provisions. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan for employees of Bank of Hawaii Corporation, and certain of its subsidiaries (collectively, the “Company”) who have at least 60 days of service. In addition, the Company provides matching contributions after completion of 12 months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Bank of Hawaii (the “Bank” or the “Plan Administrator”), a subsidiary of the Company, is the Plan administrator and plan sponsor. All assets of the Plan are held in trust by Vanguard Fiduciary Trust Company (“Vanguard”), as trustee, and all benefits are provided by such trust.

Contributions

Participating employees are allowed to contribute up to 50% of their eligible compensation (within federal limits) on a pre-tax or after-tax basis to the Plan. The Company makes matching contributions on behalf of participants equal to $1.25 for each $1.00 contributed by participants, up to 2% of the participants’ eligible compensation, and $0.50 for every $1.00 contributed by participants over 2%, up to 5% of the participants’ eligible compensation. A 3% fixed contribution and a discretionary value-sharing contribution, linked to the Company’s financial goals, are made regardless of whether the participating employee contributes to the Plan and are invested in accordance with the participant’s selection of investment options available under the Plan. For the year ended December 31, 2022, in accordance with the Plan as amended, a special fixed bonus was paid directly to eligible employees in lieu of the Company's fixed contribution to the Plan. Value-sharing contributions were approximately $2,300,000 for the years ended December 31, 2022 and December 31, 2021. Total employer and employee contributions are limited to certain maximum annual amounts, including those imposed under the Internal Revenue Code.

Participants direct their elective contributions into various investment options offered by the Plan and can change their investment options. The Company’s contributions are also invested as directed by the participants.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and the Company’s matching contributions and allocation of Plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are based on the participant’s account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Under current Plan provisions, participants are immediately vested in their accounts.

1. Description of the Plan (continued)

Participant Loans

Participants are allowed to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 and 50% of the current value of their account balance. Loan terms do not exceed five years unless the loan is used for the purchase of a primary residence. The loans are secured by the balance in the participant's account. The interest rate on a loan is set at the time a participant applies for the loan. Principal and interest is repaid ratably into the participant’s account through payroll deductions. No loans secured by Bank of Hawaii Corporation common stock are permitted.

Benefit Payments

A participant is entitled to allocations of the Company’s fixed and value-sharing contributions for the calendar year in which the participant terminated employment due to retirement, disability or death. For termination of employment prior to retirement (normal and early), disability or death, the participant’s vested account will be distributed as soon as practicable. For all accounts under the Plan that exceed $5,000, a distribution can only be made if the participant consents in writing to such a distribution. For the money purchase accounts, participants are entitled to receive the vested portion of their account in the form of a joint and survivor annuity or single life annuity or may elect to receive distribution in the form of a single lump sum payment. In case of death, beneficiaries may elect to receive distributions as a lump sum or as an annuity contract. Participants may also elect to defer distributions.

Administrative Expenses

Fees paid to the Plan’s trustee and some administrative expenses incurred in connection with the operation of the Plan are paid by the Company. Plan recordkeeping fees, managed account fees, loan processing fees, and qualified domestic relations order (“QDRO”) fees are paid by the participant. Consulting fees and other expenses relating to purchases, sales, or transfers of the Plan’s investments are paid by the Company.

Plan Termination

In the event that the Board of Directors of the Bank terminates the Plan, each member’s interest in the Plan will remain fully vested and non-forfeitable. The Board of Directors may require all participants and beneficiaries to withdraw such amounts in cash, in kind, in any other form or any combination thereof, as it may determine in its sole discretion.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Payment of Benefits

Benefits are recorded when approved.

Benefits Payable

There were no benefits approved but not yet paid as of December 31, 2022 and 2021.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed as incurred. No allowance for credit losses was recorded as of December 31, 2022 or 2021. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Investments

Investments are stated at fair value. The Plan administrator is responsible for determining the Plan’s investment valuation policies and analyzing information provided by the investment custodians and issuers to determine the fair value of the Plan’s investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

The net realized gain or loss on investments sold during the year and the unrealized gain or loss on investments held at year-end are reflected in the statements of changes in net assets available for benefits as net appreciation or depreciation in fair value of investments. The net realized gains and losses on investments sold is computed using the average cost method.

3. Fair Value Measurements

Fair value measurements apply whenever GAAP requires or permits assets or liabilities to be measured at fair value either on a recurring or nonrecurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants at the measurement date. Fair value is based on the assumptions that management believes market participants would use when pricing an asset or liability. Fair value measurement and disclosure guidance established a three-level fair value hierarchy that prioritizes the use of inputs used in valuation methodologies. Management maximizes the use of observable inputs and minimizes the use of unobservable inputs when determining fair value measurements. Management reviews and updates the fair value hierarchy classifications of the Plan’s assets and liabilities on a quarterly basis. The three-level fair value hierarchy is as follows:

Level 1:

Inputs to the valuation methodology are quoted prices, unadjusted, for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available. A contractually binding sales price also provides reliable evidence of fair value.

Level 2:

Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; inputs to the valuation methodology include quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs to the valuation methodology that utilize model-based techniques for which all significant assumptions are observable in the market.

Level 3:

Inputs to the valuation methodology are unobservable and significant to the fair value measurement; inputs to the valuation methodology that utilize model-based techniques for which significant assumptions are not observable in the market; or inputs to the valuation methodology that requires significant management judgment or estimation, some of which may be internally developed.

In some instances, an instrument may fall into multiple levels of the fair value hierarchy. In such instances, the instrument’s level within the fair value hierarchy is based on the lowest of the three levels (with Level 3 being the lowest) that is significant to the fair value measurement. Our assessment of the significance of an input requires judgment and considers factors specific to the instrument.

The following describes the valuation techniques and inputs used for each major class of assets measured at fair value.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") publicly. The mutual funds held by the Plan are deemed to be actively traded.

Common/Collective trusts: Valued at the NAV reported by the fund on a daily basis. These common/collective trusts are deemed to have a readily determinable fair value because the investments are equity securities in a structure similar to a mutual fund in which the fair values per unit are determined and published and are the basis for current transactions. The daily NAV is available to participants of the Plan and participants are allowed to make daily redemption requests at the current NAV.

Common stock: Valued at the closing price reported on the New York Stock Exchange on which the individual security is traded.

Collective trust valued at NAV: Valued at the NAV of units held by the Plan at year-end. The NAV, as provided by the issuer of the fund, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.

3. Fair Value Measurements (continued)

The following tables set forth, by level within the fair value hierarchy, the Plan’s assets at fair value:

Assets Measured at Fair Value as of December 31, 2022:

(Dollars in Thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds	$393,752	$—	$—	$393,752
Common/Collective trusts	176,673	—	—	176,673
Common stock	30,678	—	—	30,678
	$601,103	$—	$—	$601,103
Collective trust valued at NAV (a)				70,332
Total assets at fair value				$671,435

Assets Measured at Fair Value as of December 31, 2021:

(Dollars in Thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds	$690,665	$—	$—	$690,665
Common stock	33,146	—	—	33,146
	$723,811	$—	$—	$723,811
Collective trust valued at NAV (a)				65,780
Total assets at fair value				$789,591

(a) This category includes a collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in synthetic investment contracts backed by high-credit-quality fixed income investments and traditional investments issued by insurance companies and commercial banks.

The collective trust valued at NAV can be transferred into a stock fund, a balanced fund, or a bond fund with an average duration of more than four years as often as the participant chooses; however, it must remain there for 90 days before transferring it into a short-term bond or money market fund.

4. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the accompanying statements of net assets available for benefits.

The values of the Plan’s individual investments have and will fluctuate in response to changing market conditions. The amount of gains or losses that will be recognized in subsequent periods, if any, cannot be determined at this time.

5. Transactions and Agreements With Parties-in-Interest

Plan investments include shares of mutual funds and a collective trust fund managed by Vanguard, the trustee and recordkeeper of the Plan. Accordingly, transactions involving shares of such mutual funds and the collective trust fund are considered party-in-interest transactions.

The Plan's investments also include shares of common stock of the Company. Transactions in shares of Bank of Hawaii Corporation common stock qualify as party-in-interest transactions under the provisions of ERISA. During the years ended December 31, 2022 and 2021, the Plan made purchases of $1,098,000 and $1,279,000, respectively, and sales of $2,354,000 and $4,018,000, respectively, of Bank of Hawaii Corporation common stock on behalf of its participants. At December 31, 2022 and 2021, the Plan held 395,542 and 395,727 shares of Bank of Hawaii Corporation common stock, respectively, representing 5 % and 4%, respectively, of the total net assets of the Plan.

6. Tax Status

The Plan has received a determination letter from the Internal Revenue Service (the "IRS") dated November 1, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to receiving the determination letter, the plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. If necessary, the Plan Administrator will take the appropriate steps to bring the Plan’s operations into compliance with the Code.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7. Reconciliation of Financial Statements to Draft Form 5500

The following is a reconciliation of the statement of net assets available for benefits at December 31, 2022 and 2021 and the statement of changes in net assets available for benefits for the years ended December 31, 2022 and 2021 to the draft Form 5500 (in thousands):

	December 31,
	2022	2021
Net assets available for benefits per the financial statements	$679,455	$801,309
Adjustment from deemed distributions	(69)	(29)
Net assets available for benefits per the draft Form 5500	$679,386	$801,280

	Year Ended December 31,
	2022	2021
Net increase (decrease) in net assets available for benefits per the financial statements	$(121,854)	$85,739
Adjustment from deemed distributions	(39)	(9)
Total net gain (loss) per the draft Form 5500	$(121,893)	$85,730

Supplemental Schedule

Bank of Hawaii Retirement Savings Plan

EIN #99-0033900 Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

(Dollars in Thousands)

December 31, 2022

	Number
	of Shares/		Current
Description	Units	Cost	Value
Mutual Funds
Transamerica Small/ Mid cap Value R6	143,363	*	$3,832
Vanguard Extend Market Index Fund	266,872	*	26,911
Vanguard Federal Money Market Fund	148,808	*	149
Vanguard Institutional Index Fund Plus	394,499	*	126,879
Vanguard International Growth Fund	261,049	*	23,599
Vanguard Total Bond Market Index Fund	3,903,080	*	37,001
Vanguard Total Institutional Stk Index Instit	222,152	*	24,752
Vanguard U.S. Growth Fund	163,969	*	16,613
Vanguard WB SmMidCapGr class I	296,658	*	7,687
Vanguard Wellington Admiral Fund	1,096,545	*	72,734
Vanguard Windsor Fund	784,809	*	53,595
Total Mutual Funds			393,752

All Vanguard and Bank of Hawaii investments are with parties-in-interest to the Plan.

*Participant-directed investment; the disclosure of cost is not required.

Continued on following page

Bank of Hawaii Retirement Savings Plan

EIN #99-0033900 Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

(Dollars in Thousands)

December 31, 2022

	Number
	of Shares/		Current
Description	Units	Cost	Value
Common/Collective Trusts
Prudential Core Plus Bond 5	24,158	*	$4,034
Vanguard Target Retirement 2020 Trust II	423,582	*	16,380
Vanguard Target Retirement 2025 Trust II	794,352	*	31,313
Vanguard Target Retirement 2030 Trust II	622,795	*	24,781
Vanguard Target Retirement 2035 Trust II	686,792	*	28,316
Vanguard Target Retirement 2040 Trust II	398,728	*	17,277
Vanguard Target Retirement 2045 Trust II	371,133	*	16,478
Vanguard Target Retirement 2050 Trust II	233,739	*	10,448
Vanguard Target Retirement 2055 Trust II	145,886	*	8,734
Vanguard Target Retirement 2060 Trust II	121,464	*	5,739
Vanguard Target Retirement 2065 Trust II	36,403	*	1,059
Vanguard Target Retirement 2070 Trust II	1,113	*	20
Vanguard Target Retirement Income Trust II	317,179	*	12,094
Total Common/Collective Trusts			176,673

Common Stock
Bank of Hawaii Corporation common stock	395,542	*	30,678

Collective Trust Valued at NAV
Vanguard Retirement Savings Trust III	70,331,690	*	70,332

Notes Receivable from Participants
Notes receivable from participants - interest rates ranging from 4.25% to 8.00%			5,381
			$676,816

All Vanguard and Bank of Hawaii investments are with parties-in-interest to the Plan.

* Participant-directed investment; the disclosure of cost is not required.